January 6, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lennar Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed January 6, 2017
File No. 333-214566

Dear Mr. Ingram:

This letter is submitted on behalf of Lennar Corporation (the “Company”) to describe the changes to Registration Statement on Form S-4, File No. 333-214566 (the “Registration Statement”) that are made by Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in a letter (the “Comment Letter”) dated January 5, 2017 to the undersigned.

For the convenience of the Staff, the text of the comment in the Comment Letter is set forth in italics and is followed by the Company’s response to the comment.

Consequences of the Merger, page 80

1. We note your revisions to comment 5 in our letter dated December 28, 2016. It is not clear why you continue to disclose that the transactions “are intended to qualify” as a reorganization (unless the merger consideration is paid entirely in cash). Absent significant doubt about the tax consequences, we would expect to see a “will” opinion in accordance with the guidance contained in Section III.C.4 of Staff Legal Bulletin No. 19 (“SLB 19”). Please advise. In addition, please tell us whether the condition regarding the delivery of Latham’s opinion to WCI is waiveable by either party and, if so, how you considered the guidance in Section III.D.3 of SLB 19.

Response to Comment No. 1:

As discussed with the Staff, the sentence that contained the reference to “intended to qualify” has been removed.

Jay Ingram

Securities and Exchange Commission

January 6, 2017

The condition regarding the delivery of Latham’s opinion to WCI, which is a condition to WCI’s obligations, but not to Lennar’s obligations, is waiveable by WCI. However, in accordance with the second alternative provided in Section III.D.3 of SLB 19, a disclosure has been added on page 80 of Amendment No. 3 stating that if WCI does waive the condition regarding a Latham opinion after the Registration Statement is declared effective, and if the tax consequences to WCI stockholders have materially changed, WCI will recirculate appropriate soliciting materials to resolicit votes of the WCI stockholders.

The Company and WCI each is aware that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions about anything in this letter, you can contact the undersigned at 305-229-6584 or David Bernstein of Goodwin Procter LLP at 212-813-8808.

Sincerely,

/s/ Mark Sustana
Mark Sustana

Enclosures